Writer’s Direct Dial: (212) 225-2670

E-Mail: rdavis@cgsh.com

July 22, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-010

Attention:  H. Christopher Owings

Re:	Neiman Marcus, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended August 2, 2008, Filed September 24, 2008
Quarterly Report on Form 10-Q for the Period Ended May 2, 2009, Filed June 10, 2009
File No. 333-133184-12

Dear Mr. Owings:

On behalf of The Neiman Marcus Group, Inc. (the “Company”), we would like to advise you that the Company is in receipt of the comment letter dated July 8, 2009 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the above-referenced reports.  You requested that the Company respond to the Comment Letter within 10 business days or advise when a response would be provided. As discussed with Lilyanna Peyser by telephone today, the Company respectfully requests an extension of the original response time by an additional 10 business days so that its response is due no later than August 5, 2009.  Please call me at (212) 225-2670 if you have any questions or would like further information.

Sincerely,

/s/ Robert P. Davis
Robert P. Davis

cc:

Securities and Exchange Commission:

Robert Babula

Donna DiSilvio

Ellie Bavaria

Lilyanna L. Peyser

The Neiman Marcus Group, Inc.:

Nelson A. Bangs

James E. Skinner